
**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

March 18, 2022

VIA E-mail

Steven B. Boehm
Eversheds Sutherland (US) LLP
700 6th Street, N.W.
Washington, D.C. 20001
stevenboehm@eversheds-sutherland.com

> Re: Nuveen Churchill Private Capital Fund
> Registration Statement on Form N-2
> File No. 333-262771

Dear Mr. Boehm:

On February 14, 2022, you filed a registration statement on Form N-2 on behalf of Nuveen Churchill Private Capital Fund. We have reviewed the registration statement and have provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

GENERAL

1. We note that material portions of the filing are incomplete at this time (*e.g.,* fees and expenses, financial and management information, graphics, exhibits, etc.). Please complete and update all information that is currently in brackets or missing in the registration statement, including exhibits, in a pre-effective amendment to the Registration Statement. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

LEGAL COMMENTS

2. Please tell us if you have presented any test-the-waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials for our review.

3. Please confirm to us that the Fund will seek FINRA's review of the underwriting terms and arrangements of the offering, and obtain a "no objections" letter prior to requesting acceleration of the registration statement.

4. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Prospectus
Pages i-ii

5. Please revise, where applicable, to clarify what metric or metrics the Fund uses to determine that a private equity firm is a "leading" or "top-tier" firm.

6. We note that TIAA will contribute certain portfolio investments to the Fund (or a wholly owned subsidiary of the Fund) prior to the Fund's election to be regulated as a BDC under the 1940 Act. Please provide disclosure about these portfolio investments, as applicable, in accordance with Item 8.6.a. ("Portfolio Companies") of Form N-2 or tell us why such disclosure is not required.

7. Please state here and elsewhere where you discuss the Fund's exemptive application that there is no assurance that this exemptive order will be granted. If you have submitted or expect to submit any other exemptive applications or no-action requests in connection with the registration statement, please advise us of this.

8. In the third bolded item on page ii regarding the Fund's repurchase program, please include a cross-reference to those sections of the prospectus that discuss the Fund's repurchase policies and the attendant risks.

9. In the last bolded item on page ii regarding leverage, please include a cross reference to the prospectus discussion regarding the risks associated with a leveraged capital structure. See Item 1.1.j of Form N-2.

10. Please include a bolded bullet point item with the following information: "An investor will pay a sales load of up to [__]% and offering expenses of up to [__]% on the amounts it invests. If you pay the maximum aggregate [__]% for sales load and offering expenses, you must experience a total return on your net investment of [__]% in order to recover these expenses."

Cautionary Note Regarding Forward-Looking Statements, page viii

11. At the end of this section, please disclose that the safe harbors for forward-looking statements under Section 27A of the Securities Act and Section 21E of the Exchange Act do not apply to forward-looking statements made in connection with this offering.

Prospectus Summary
Q. What is your investment strategy? page 1

12. It is our understanding that unitranche loans consist only of "first-out" and "last-out" positions. Therefore, if the Fund is investing in "other than last-out positions" in unitranche loans," it follows that its unitranche investments will only be first-out positions. If this is correct, please revise to affirmatively state that the Fund will only invest in first-out positions in unitranche loans.

13. Please revise the second bullet item at the top of page 2 to specify what "significant" cash equity capitalizations are.

14. In the last bullet item at the bottom of page 2, "defensible niche strategy or other barriers to entry," please clarify the metric or standard that the Fund uses to determine that an investment is "liquid," as some loans can take several weeks to settle.

Q. Will you use leverage? page 3

15. Please confirm to us that the Fund does not intend to issue preferred shares within one year of the effective date of the registration statement. Otherwise, please revise the prospectus, including the fee table, to reflect the issuance of any such preferred stock and include disclosure in the prospectus about the consequences to common shareholders of the issuance of preferred shares, e.g., subordination, diminished voting power, increased expense ratio, etc.

Q. What class shares are you offering? page 6

16. Please revise the disclosure at the top of page 7 to state that "Shareholders holding Class S and Class D shares also will be subject to annual ongoing servicing and/or distribution fees of 0.85% and 0.25%, respectively."

Q. What fees do you pay to the Adviser? page 12

17. If the Adviser has the right to reimbursement for any management or incentive fees waived as described, please revise to make this clear.

Q. What are your policies related to any conflicts of interest? page 14

18. The disclosure at the top of page 15 provides that "[s]ubject to the limitations of the 1940 Act, the Fund may invest in loans or other securities, the proceeds of which may refinance or otherwise repay debt or securities of companies whose debt is owned by other Firm funds." Please explain to us what sorts of investments are contemplated by this statement and how they can be made consistent with the limitations contained in the 1940 Act.

Risk Factors, page 21

19. Please consider whether your risk factors concerning general global and European economic conditions should be revised to specifically address ongoing developments with respect to the conflict in Ukraine and related sanctions imposed on Russia, e.g., the impact on the European banking sector or wider impacts on global finance.

Risks Related to Churchill and its Affiliates; Conflicts of Interests, page 45
There may be conflicts related to . . . the Fund's relationship with Churchill, Nuveen and TIAA, page 45

20. Please revise to explain the meaning of Churchill and Nuveen Asset Management simultaneously managing certain securities for the Fund and the same investments on "a whole-loan, whole-security basis for TIAA pursuant to separate engagements." Supplementally, please tell us how administrative agent fees are covered by the order allowing co-investment.

Investment Objective and Strategies, page 70

21. With respect to the second bulleted item at the top of page 71 referring to "a North American base of operations," please reconcile this statement with the Fund's strategy to invest specifically in U.S. middle-market companies. In other words, please clarify how the Fund defines the term "U.S." to ensure that its investments are consistent with its U.S. focus.

Overview of Market Opportunity, page 73

22. To the extent that the Fund is aware of available data that indicates the magnitude of the private equity capital specifically invested in U.S. middle-market companies, please consider adding this information to your discussion of market opportunity.

Competitive Advantage, page 76
Cycle tested track record, page 78
Junior Capital Investments and Equity Co-Investments, page 79

23. In addition to the loss rate and portfolio yield given for the Senior Loan Investment Team, please consider similarly providing the PEJC Investment Team's cumulative loss rate for the junior loan strategy, and weighted average asset-level portfolio yield, net of losses, since inception.

24. To the extent practicable, please discuss performance for the PEJC Investment Team that encompasses the same period (2006 – 2021) as the Senior Loan Investment Team, or tell us why you are unable to do so.

Environmental, Social and Governance Polices, page 82

25. Please briefly describe the ESG policy that Churchill will utilize in managing the Fund's portfolio.

Senior Loan Origination and Underwriting Platform, page 89

26. In the second complete sentence at the top of page 90, where you discuss the Senior Loan Investment Committee's success rate in closing investments and the average investment size of 0.5%, please clarify what 0.5% is in reference to (*i.e.*, 0.5% of what?).

Junior Capital Investments Origination and Underwriting Platform, page 91

27. Please confirm whether the dollar amounts shown in the bar chart on page 91 are inclusive of equity and, if so, disclose the relative breakdown between debt and equity for each of the years provided.

Portfolio Management, page 93
Investment Committee, page 94

28. We note that there are references throughout the filing variously to the Investment Committee and the Joint Investment Committee, which appear to be the same entity. If so, to minimize any confusion, please revise as necessary to be consistent throughout.

Advisory Agreement and Other Agreements, page 98
Incentive Fee, page 98

29. Please tell us whether derivatives are included in the calculation of pre-incentive fee net investment income. If yes, please explain to us whether the Fund will consider its derivatives to be securities of eligible portfolio companies under section 55 of the 1940 Act. Also, please disclose in this section how derivatives are valued for purposes of calculating the incentive fee.

Potential Conflicts of Interest, page 107
Allocation of Investment Opportunities, page 107

30. Please file the Adviser's investment allocation policy as an exhibit to the registration statement.

Description of Our Common Shares, page 111

31. If there are any substantive differences in the respective rights of holders of Class S, Class D and Class I shares not otherwise disclosed, please describe these.

Delaware Law and Certain Declaration of Trust Provisions, page 115
Derivative Actions, page 118

32. Please disclose that the derivative action provisions do not apply to claims arising under the federal securities laws and revise these provisions as necessary in the Fund's organizational documents to state that the provisions do not apply to claims arising under the federal securities laws.

Exclusive Delaware Jurisdiction, page 118

33. Please revise this provision in the Fund's organizational documents to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose the corresponding risks of such a provision even as to non-federal securities law claims (*e.g.*, that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

ACCOUNTING COMMENTS

34. Please be advised that our review of the required financial statements and related information cannot be completed until you have included such information in the registration statement by pre-effective amendment. We may have accounting and related comments on such disclosure once it has been provided.

Closing

Please respond to this letter in writing via EDGAR correspondence submitted with a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. In an accompanying supplemental response letter, address each comment noted above and, where appropriate, specifically identify the location of new or revised disclosure in the amended filing. If the pre-effective amendment reflects no change in response to a comment, indicate this in your response letter and briefly provide the basis for your position. The staff may have further comments based on your answers and any new, revised, or missing pre-effective amendment disclosures or exhibits.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-3623.

Sincerely,

/s/ Daniel S. Greenspan

Daniel S. Greenspan
Staff Attorney

cc: John Lee, Branch Chief
        Christian Sandoe, Assistant Director